Points International Reports Third Quarter 2018 Results

Gross Profit up 11% to $12.6 Million

Net Income Increased 144% to $1.5 Million

Adjusted EBITDA up 29% to $4.1 Million

TORONTO – November 13, 2018 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the third quarter ended September 30, 2018. Points adopted International Financial Reporting Standard 15 - Revenue from Contracts with Customers (IFRS 15) - effective January 1, 2018 and applied these new accounting policies retrospectively. Accordingly, 2017 comparative amounts have been restated.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete third quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Third Quarter 2018 Financial Highlights (vs. Year-Ago Quarter)

  Total revenue increased 3% to $94.4 million compared to $91.6 million.

  Gross profit1 increased 11% to $12.6 million compared to $11.3 million.

  Net income increased 144% to $1.5 million or $0.10 per share, compared to $0.6 million or $0.04 per share.

  Adjusted EBITDA2 increased 29% to $4.1 million compared to $3.2 million.

Recent Operational Highlights

  Renewed its multi-year agreement with the Etihad Airways’ Guest program, extending the term for three years across both Loyalty Currency Retailing and Points Travel Services

  Launched previously announced mileage earning capabilities to the Etihad Points Travel Service to complement existing Travel redemption services

  Broadened its service offering with the Emirates Skywards program in the third quarter, launching the previously announced Extend product and expanded the reach of its Buy product, enabling Skywards members the ability to use their miles balance plus cash to top up more seamlessly for flight awards

  Added Frontier Airlines to the list of participating Loyalty Programs and also agreed to an enhanced marketing relationship with Groupon in order to more aggressively roll out its loyalty initiative

  The Board of Directors approved the renewal of Points Normal Course Issuer Bid and Automatic Share Purchase Plan (ASPP) for the period August 14, 2018 to August 13, 2019

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1 Gross profit is defined as total revenues less the direct cost of principal revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Management Commentary

“Q3 was highlighted by another solid quarter of double-digit growth in our two most important financial metrics – gross profit and adjusted EBITDA,” said Rob MacLean, CEO of Points International. “In fact, this was our fifth consecutive quarter of double-digit growth for both metrics, driven by the continued momentum in our core Loyalty Currency Retailing segment, or LCR, which benefited from new client wins over the last year and ramping existing client programs.

“In Points Travel, we worked to get one of our larger partners back on plan after experiencing a temporary freeze between May and August as they dealt with internal GDPR compliance matters. This freeze affected gross profit and contribution for the quarter, however we expect to have this client back at full ramp as we enter 2019. Despite this temporary setback, we are pleased with the business development success we have seen so far in 2018, launching new Points Travel services with Singapore Airlines, Amtrak Guest Rewards, Air Europa, and most recently, expanding our services with the Etihad Guest program. While this focus on new business added some initial costs in 2018, we feel well positioned for growth in Points Travel in 2019 and beyond.”

“We remain on track to deliver another record year of gross profit and adjusted EBITDA. Led by the continued ramp of new client wins over the last year, as well as growth from existing partnerships across all three operating segments, we are pleased with the direction of our diversification strategy. Continued success in our enhanced, data-led marketing efforts are an important contributor to our success. We plan to carry this momentum and continue executing across all three of our business segments as we exit 2018.”

Third Quarter 2018 Financial Results

Total revenue in the third quarter of 2018 increased slightly to $94.4 million compared to $91.6 million in the year-ago quarter. Principal revenue was $88.7 million compared to $87.8 million, and other partner revenue increased 48% to $5.7 million compared to $3.8 million.

Gross profit in the third quarter increased 11% to $12.6 million compared to $11.3 million in the year-ago quarter. The increase was primarily driven by continued organic growth from existing partners and the benefit of ramping up new partner launches over the last year.

Total adjusted operating expenses3 in the third quarter of 2018 were $8.7 million compared to $8.2 million in the year-ago quarter.

Net income increased 144% to $1.5 million or $0.10 per share, compared to $0.6 million or $0.04 per share in the year-ago quarter.

Adjusted EBITDA in the third quarter increased 29% to $4.1 million compared to $3.2 million in the year-ago quarter. This was primarily driven by the aforementioned increase in gross profit. As a percentage of gross profit, adjusted EBITDA improved 460 basis points to 32.8% compared to 28.2% from the prior year, reflecting improved operating leverage.

At September 30, 2018, total funds available, comprised of cash and cash equivalents together with restricted cash and funds receivable from payment processors, was $63.7 million compared to $79.2 million at December 31, 2017. The Company remains debt free.

During the third quarter, Points repurchased for cancellation approximately 39,000 shares of common stock at an average price of $14.28 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid (NCIB).

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3 Adjusted operating expenses consist of employment expenses excluding share- based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

2018 Outlook

Points continues to expect gross profit to increase between 10% and 20% compared to 2017. The Company also continues to expect adjusted EBITDA to increase between 30% and 40% compared to $13.2 million in 2017.

Segmented Disclosure

Beginning in the second quarter of 2018, Points added additional transparency to its business segment performance disclosure. Contribution by segment is provided as the key performance measure in the financial statements. Contribution is defined as gross profit for the relevant operating segment less direct adjusted operating expenses4. This addition was made as the Company determined that contribution is the most appropriate measure when assessing each segment’s operating performance and more accurately reflects the value of shared resources in driving the Company’s performance. Adjusted EBITDA by segment continues to be disclosed in the Company’s Management Discussion & Analysis.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its third quarter 2018 results, followed by a question-and-answer session.

Date: Tuesday, November 13, 2018
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-877-407-0784
International dial-in number: 1-201-689-8560
Conference ID: 13684329

Please call the conference telephone number 5-10 minutes prior to the start time, and an operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through November 27, 2018.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 13684329

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

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4 Direct adjusted operating expenses is a non-GAAP measure and is defined as expenses which are directly attributable to each operating segment.

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, including the expected launch of announced products and partner relationships, potential for growth in revenue and gross margin, and our guidance for 2018 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company’s underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company’s performance and in making decisions about ongoing operations. We believe that these measures are also used by investors as an indicator of the Company’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri or Cody Slach
Liolios
1-949-574-3860
PCOM@liolios.com

Points International Ltd.

Key Financial Measures and Schedule of Non-GAAP Reconciliations Gross Profit Information5

Expressed in thousands of United States dollars

	For the three months ended

	September 30,	September 30,
	2018	2017[6]
Total Revenue	$94,358	$91,589
Direct cost of principal revenue	81,776	80,268
Gross Profit	$12,582	$11,321
Gross Margin	13%	12%

Reconciliation of Gross Profit to Contribution7

Expressed in thousands of United States dollars

	For the three months ended

	September 30,	September 30,
	2018	2017

Gross profit	$12,582	$11,321
Less:
Direct adjusted operating expenses[8]	5,269	5,061
Contribution	$7,313	$6,260

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5 Gross Profit is defined as total revenues less the direct cost of principal revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

6 Results as at September 30, 2017 have been restated under IFRS 15

7 Contribution is defined as Gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.

8 Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Contribution by Line of Business

Expressed in thousands of United States dollars

	For the three months ended

	September 30,	September 30,
	2018	2017
Loyalty Currency Retailing
Revenue	91,950	89,326
Gross profit	10,378	9,221
Direct adjusted operating expenses	3,048	2,840
Contribution	7,330	6,381

Platform Partners
Revenue	1,940	1,824
Gross profit	1,773	1,672
Direct adjusted operating expenses	831	1,100
Contribution	942	572

Point Travel
Revenue	468	439
Gross profit	431	428
Direct adjusted operating expenses	1,390	1,121
Contribution	(959)	(693)

Reconciliation of Net Income to Adjusted EBITDA9

Expressed in thousands of United States dollars

	For the three months ended

	September 30,	September 30,
	2018	2017

Net Income	$1,476	$605
Share-based compensation	1,054	1,321
Income tax expense	693	310
Depreciation and Amortization	858	1,029
Foreign exchange loss (gain)	40	(75)
Adjusted EBITDA	$4,121	$3,190

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9 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Expenses to Adjusted Operating Expenses10

Expressed in thousands of United States dollars

	For the three months ended

	September 30,	September 30,
	2018	2017
Total Expenses	$92,431	$90,745
Subtract (add):
Direct cost of principal revenue	81,776	80,268
Depreciation and amortization	858	1,029
Foreign exchange loss (gain)	40	(75)
Stock-based compensation	1,054	1,321
Adjusted Operating Expenses	$8,703	$8,202

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10 Adjusted operating expenses consists of employment expenses excluding share based compensation, marketing, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	September 30,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$55,668	$63,514
Restricted cash	500	500
Funds receivable from payment processors	7,483	15,229
Accounts receivable	6,987	7,741
Prepaid expenses and other assets	2,085	2,420
Total current assets	$72,723	$89,404

Non-current assets
Property and equipment	2,211	2,128
Intangible assets	14,068	15,265
Goodwill	7,130	7,130
Deferred tax assets	3,446	2,557
Other assets	2,627	2,661
Total non-current assets	$29,482	$29,741
Total assets	$102,205	$119,145

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,066	$7,998
Income taxes payable	914	695
Payable to loyalty program partners	53,362	65,567
Current portion of other liabilities	816	1,400
Total current liabilities	$62,158	$75,660

Non-current liabilities
Other liabilities	414	538
Total non-current liabilities	$414	$538

Total liabilities	$62,572	$76,198

SHAREHOLDERS’ EQUITY
Share capital	54,320	56,394
Contributed surplus	4,366	10,647
Accumulated other comprehensive income (loss)	(131)	374
Accumulated deficit	(18,922)	(24,468)
Total shareholders’ equity	$39,633	$42,947
Total liabilities and shareholders’ equity	$102,205	$119,145

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the nine months
	ended		ended
	September	September	September	September
	30, 2018	30, 2017[11]	30, 2018	30, 2017[11]
REVENUE
Principal	$88,689	$87,765	$263,394	$249,724
Other partner revenue	5,669	3,824	17,933	10,787
Total Revenue	$94,358	$91,589	$281,327	$260,511

EXPENSES
Direct cost of principal revenue	81,776	80,268	241,528	226,970
Employment costs	6,934	6,660	20,698	18,731
Marketing and communications	308	388	1,096	1,391
Technology services	545	489	1,592	1,390
Depreciation and amortization	858	1,029	2,624	3,017
Foreign exchange (gain) loss	40	(75)	(33)	(183)
Operating expenses	1,970	1,986	6,483	6,068
Total Expenses	$92,431	$90,745	$273,988	$257,384

Finance income	242	71	446	158

INCOME BEFORE INCOME TAXES	$2,169	$915	$7,785	$3,285

Income tax expense	693	310	2,239	1,096
NET INCOME	$1,476	$605	$5,546	$2,189

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative designated as cash flow hedges	205	573	(545)	1,101
Income tax effect	(54)	(151)	144	(292)

Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges	180	(192)	(141)	(132)
Income tax effect	(48)	51	37	35
Other comprehensive income (loss) for the period, net of income tax	$283	$281	$(505)	$712

TOTAL COMPREHENSIVE INCOME	$1,759	$886	$5,041	$2,901

EARNINGS PER SHARE
Basic earnings per share	$0.10	$0.04	$0.39	$0.15
Diluted earnings per share	$0.10	$0.04	$0.38	$0.15

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11Results for the three and nine months ended September 30, 2017 have been restated under IFRS 15.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States				Accumulated
dollars except number of shares				other		Total
(Unaudited)			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income	-	-	-	-	5,546	5,546
Other comprehensive loss, net of tax	-	-	-	(505)	-	(505)
Total comprehensive income	-	-	-	(505)	5,546	5,041
Effect of share option compensation plan	-	-	40	-	-	40
Effect of RSU compensation plan	-	-	3,157	-	-	3,157
Share issuances – options exercised	118,288	1,348	(997)	-	-	351
Settlement of RSUs	-	1,316	(3,905)	-	-	(2,589)
Share capital held in trust	-	(2,956)	-	-	-	(2,956)
Shares repurchased	(457,556)	(1,782)	(4,576)	-	-	(6,358)
Balance at September 30, 2018	14,222,182	$54,320	$4,366	$(131)	$(18,922)	$39,633

Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net income	-	-	-	-	2,189	2,189
Other comprehensive income, net of tax	-	-	-	712	-	712
Total comprehensive income	-	-	-	712	2,189	2,901
Effect of share option compensation plan	-	-	223	-	-	223
Effect of RSU compensation plan	-	-	2,834	-	-	2,834
Share issuances – options exercised	16,988	395	(335)	-	-	60
Settlement of RSUs	-	1,255	(1,255)	-	-	-
Share capital held in trust	-	(1,053)	-	-	-	(1,053)
Shares repurchased	(162,347)	(644)	(865)	-	-	(1,509)
Balance at September 30, 2017	14,733,315	$58,365	$10,483	$585	$(25,659)	$43,774

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months		For the nine months
	ended		ended

	September	September	September	September
	30, 2018	30, 2017	30, 2018	30, 2017

Cash flows from operating activities
Net income for the period	$1,476	$605	$5,546	$2,189
Adjustments for:
Depreciation of property and equipment	247	238	715	649
Amortization of intangible assets	611	791	1,909	2,368
Unrealized foreign exchange loss (gain)	(127)	716	(558)	1,425
Equity-settled share-based payment transactions	1,054	1,321	3,197	3,057
Deferred income tax recovery	(337)	(46)	(708)	(444)
Unrealized net loss (gain) on derivative contracts designated as cash flow hedges	385	381	(686)	969
Changes in non-cash balances related to operations	(17,426)	3,975	(4,757)	(5,808)
Net cash provided by (used in) operating activities	$(14,117)	$7,981	$4,658	$4,405

Cash flows from investing activities
Acquisition of property and equipment	(60)	(267)	(798)	(1,025)
Additions to intangible assets	(189)	(358)	(712)	(1,029)
Settlement of short-term investment, net of interest	-	10,033	-	10,033
Net cash provided by (used in) investing activities	$(249)	$9,408	$(1,510)	$7,979

Cash flows from financing activities
Proceeds from exercise of share options	-	60	351	60
Shares repurchased	(557)	(1,439)	(6,358)	(1,509)
Purchase of share capital held in trust	-	(857)	(2,956)	(1,053)
Taxes paid on net settlement of RSUs	(53)	-	(2,589)	-
Net cash used in financing activities	$(610)	$(2,236)	$(11,552)	$(2,502)

Effect of exchange rate fluctuations on cash held	127	(716)	558	(1,425)

Net increase (decrease) in cash and cash equivalents	$(14,849)	$14,437	$(7,846)	$8,457
Cash and cash equivalents at beginning of the period	$70,517	$(40,512	$63,514	$46,492
Cash and cash equivalents at end of the period	$55,668	$54,949	$55,668	$54,949

Interest Received	$212	$156	$358	$204
Taxes Received	$-	$114	$110	$114
Taxes Paid	$(542)	$(506)	$(2,223)	$(3,011)

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.